UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60739N101

(CUSIP Number)

Manuel Chavez, III

30 W. 4th Street

Cincinnati, Ohio 45202

Tel: (513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Hirsh Ament

Jeffrey N. Ostrager

Kirill Y. Nikonov

Venable LLP

750 E. Pratt Street
Suite 900

Baltimore, Maryland 21202

Tel: (410) 244-7400

July 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Color Up, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%*
14	Type of reporting person (see instructions) OO

*	See Item 5

2

1	Names of reporting persons HSCP Strategic III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 11,974,351.5*
	8	Shared voting power 0
	9	Sole dispositive power 11,974,351.5*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 11,974,351.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.21%*
14	Type of reporting person (see instructions) PN

*	See Item 5

3

1	Names of reporting persons Manuel Chavez, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 142,000*
	8	Shared voting power 2,223,973.50*
	9	Sole dispositive power 142,000*
	10	Shared dispositive power 2,223,973.50*

11	Aggregate amount beneficially owned by each reporting person 2,365,973.50*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.56%*
14	Type of reporting person (see instructions) IN

*	See Item 5

4

1	Names of reporting persons Stephanie Hogue
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 548*
	8	Shared voting power 2,223,973.5*
	9	Sole dispositive power 548*
	10	Shared dispositive power 2,223,973.5*

11	Aggregate amount beneficially owned by each reporting person 2,225,069.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.11%*
14	Type of reporting person (see instructions) IN

*	See Item 5

5

1	Names of reporting persons Jeffrey Osher
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 95,000*
	8	Shared voting power 17,968,899.5*
	9	Sole dispositive power 95,000*
	10	Shared dispositive power 17,968,899.5*

11	Aggregate amount beneficially owned by each reporting person 18,063,899.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 54.62%*
14	Type of reporting person (see instructions) IN

*	See Item 5

6

1	Names of reporting persons Harvest Small Cap Partners Master, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 4,006,457*
	8	Shared voting power 0
	9	Sole dispositive power 4,006,457*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 4,006,457*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.97%*
14	Type of reporting person (see instructions) PN

*	See Item 5

7

1	Names of reporting persons Harvest Small Cap Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,988,091*
	8	Shared voting power 0
	9	Sole dispositive power 1,988,091*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,988,091*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.43%*
14	Type of reporting person (see instructions) PN

*	See Item 5

8

1	Names of reporting persons Bombe-MIC Pref, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,798,364*
	8	Shared voting power 0
	9	Sole dispositive power 1,798,364*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,798,364*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.82%*
14	Type of reporting person (see instructions) PN

*	See Item 5

9

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment”) relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Mobile Infrastructure Corporation, a Maryland corporation (the “Issuer”) and amends the statement on Schedule 13D filed on September 6, 2023, as amended by the Amendment No. 1 to the statement on Schedule 13D filed on November 3, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Statement”). Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background.

Paragraph (c) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(c)

The present principal business of Bombe Pref is to hold the securities of the Issuer, as described in this Statement. Mr. Chavez’s present principal occupation is to serve as the Chief Executive Officer and Chairman of the Issuer. Ms. Hogue’s present principal occupation is to serve as the President, Treasurer, Secretary, and a director of the Issuer. Mr. Osher’s present principal occupation is to serve as a director of the Issuer and as a managing member of No Street. The present principal businesses of HS3, HSCPM and HSLP are to hold investments on behalf of its partners, including its investment in the securities of the Issuer. HSCP’s present principal business is investment management of HS3, HSLP, and other related funds. No Street’s present principal business is the business of an investment firm.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

Liquidating Distribution

On July 26, 2024, Color Up distributed the entirety of securities of the Issuer held by Color Up in a liquidating distribution to its members without consideration (the “Liquidating Distribution”). Securities distributed in the Liquidating Distribution are comprised of:

(i)	3,937,246 shares of Common Stock;

(ii)	2,553,192 Warrants; and

(iii)	11,242,635 Common Units.

The securities of the Issuer directly or indirectly distributed to the Reporting Persons other than Color Up are set forth in the table below:

Type of Security	Amount	Distributee
Common Stock	42,631	Bombe Asset Management, LLC (“Bombe”)(1)
Common Stock	3,809,588	HS3(2)
Warrants	382,978.50	Bombe(1)
Warrants	2,170,213.50	HS3(2)
Common Units	2,131,537.02	Bombe(1)
Common Units	5,288,512	HS3(2)
Common Units	24,148.59	PLR-322 Streeter LLC(3)

(1)	These securities are indirectly beneficially owned by Manuel Chavez, III and Stephanie Hogue.

(2)	These securities are indirectly beneficially owned by Jeffrey B. Osher.

(3)	These securities are indirectly beneficially owned by Manuel Chavez, III. PLR-322 Streeter LLC (“PLR”) is an Ohio limited liability company. Manuel Chavez, III is a member and manager of PLR.

As a result of the Liquidating Distribution, as of July 26, 2024 Color Up ceased being a beneficial owner of any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of July 26, 2024, which is based on 30,900,000 shares of Common Stock outstanding, as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on May 15, 2024.

10

Reporting Person	Amount beneficially owned(1)		Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	—		—	—	—	—	—
Manuel Chavez, III	2,365,973.5	(2)	7.56%	142,000	2,223,973.5	142,000	2,223,973.5
Stephanie Hogue	2,225,069.5	(2)(3)	7.11%	548	2,223,973.5	548	2,223,973.5
Jeffrey B. Osher	18,063,899.5	(4)	54.62%	95,000	17,968,899.5	95,000	17,968,899.5
HS3	11,974,351.5	(5)	36.21%	11,974,351.5	0	11,974,351.5	0
HSCPM	4,006,457		12.97%	4,006,457	0	4,006,457	0
HSLP	1,988,091		6.43%	1,988,091	0	1,988,091	0
Bombe Pref	1,798,364		5.82%	1,798,364	0	1,798,364	0

(1)	Does not include shares of Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder’s election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of Common Stock in the Issuer’s sole discretion.

(2)	Includes (i) 1,798,364 shares of Common Stock directly held by Bombe Pref and (ii) 42,631 shares of Common Stock and 382,978.50 Warrants directly held by Bombe.

(3)	Includes 548 shares of Common Stock held indirectly by Ms. Hogue as custodian under accounts for the benefit of Ms. Hogue’s children under the Uniform Gift to Minors Act.

(4)	Includes (i) 9,804,138 shares of Common Stock and 2,170,213.50 Warrants directly held by HS3, (ii) 1,988,091 shares of Common Stock directly held by HSLP; and (iii) 4,006,457 shares of Common Stock directly held by HSCPM.

(5)	Includes 2,170,213.50 Warrants.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

11

(c)

The information set forth in Items 3 and 6 of the Original Schedule 13D and the information of Item 4 of the Statement under the heading “Liquidating Distribution” is incorporated herein by reference.

Mr. Osher made the following purchase transactions in the shares of Common Stock that were effected during the past sixty days, each such purchase being an open market transaction:

Date	Number of Shares	Purchase Price
05/28/2024	16,951	$3.39	(1)
05/29/2024	15,223	$3.4
05/30/2024	6,706	$3.38
05/31/2024	7,305	$3.38	(2)
06/03/2024	1,225	$3.38
06/04/2024	6,607	$3.4
06/14/2024	5,983	$3.301

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $3.36 to $3.40, inclusive. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the issuer, or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(2)	The price reported in Column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $3.37 to $3.38, inclusive. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the issuer, or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

(d)

Not applicable.

(e)

As of July 26, 2024 Color Up ceased being a beneficial owner of any of the Issuer’s securities.

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

Color Up, LLC

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III
Title:	Chief Executive Officer

HSCP Strategic III, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP Strategic III, L.P.

Manuel Chavez, III

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III

Stephanie Hogue

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue

Jeffrey Osher

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher

Harvest Small Cap Partners Master, Ltd.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the investment manager of Harvest Small Cap Partners Master, Ltd.

Harvest Small Cap Partners, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of Harvest Small Cap Partners, L.P.

Bombe-MIC Pref, LLC

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III
Title:	Manager

13